UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-143541-05
Allstate Life Global Funding Trust 2008-3 (by Allstate Life Global Funding, as depositor)
(Exact name of registrant as specified in its charter)
Douglas K. Johnson c/o AMACAR Pacific Corp. Charlotte, NC 28211 (704) 365-0569
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Allstate Life Global Funding Secured Medium Term Notes
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☐ ☐ ☐ ☐ ☒
Approximate number of holders of record as of the certification or notice date: 13

Pursuant to the requirements of the Securities Exchange Act of 1934 Allstate Life Global Funding Trust 2008-3 (by Allstate Life Global Funding, as depositor) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 22, 2009	Allstate Life Global Funding (Registrant)
	By:	AMACAR Pacific Corp., not in its individual capacity, but solely as administrator[1]
	By:	/s/ Evelyn Echevarria
Evelyn Echevarria Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (02-08)		Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1  Allstate Life Global Funding is a statutory trust organized under the laws of the State of Delaware and has no officers. AMACAR Pacific Corp., as administrator, is the sole provider of administrative services to Allstate Life Global Funding.